OMB APPROVAL
OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden Hours per response . . . . 14.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)    *

CapitalSource, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
14055X102
(Cusip Number)
Mark C. Wehrly Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
November 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 41 Pages

Exhibit Index Found on Page 40

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially hold an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,107,170
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,107,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,155,303 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.3% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) RR Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially hold an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 943,629
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 943,629
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 991,762[See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon CS Institutional Finance II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,281,519
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,281,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,329,652 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 404,091
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 404,091
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 452,224 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,208
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,208
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,341 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners III, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 15,309
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 15,309
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,442 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 7 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tinicum Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,730
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,730
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 57,863 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 8 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Offshore Investors II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 338,399
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 338,399
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 386,532 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 9 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 10,827,536
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 10,827,536
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,875,669 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 10 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon CS Institutional Finance, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,281,519
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,281,519
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,329,652 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.2% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 11 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Management, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 18,477,682
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 18,477,682
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,525,815 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 12 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Chun R. Ding [See Item 2(a)]
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 13 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William F. Duhamel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,305,218
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,305,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,353,351 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 14 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew B. Fremder [See Item 2(a)]
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 22,589
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 22,589
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,353,351 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard B. Fried
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,305,218
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,305,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,353,351 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Monica R. Landry
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,305,218
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,305,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,353,351 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Douglas M. MacMahon
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,305,218
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,305,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,353,351 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William F. Mellin
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,305,218
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,305,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,353,351 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 19 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen L. Millham
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,305,218
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,305,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,353,351 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 20 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jason E. Moment
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,305,218
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,305,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,353,351 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 21 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Ashish H. Pant
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,305,218
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,305,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,353,351 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 22 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Rajiv A. Patel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,305,218
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,305,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,353,351 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 23 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Derek C. Schrier
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,305,218
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,305,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,353,351 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 24 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Andrew J. M. Spokes [See Item 2(a)]
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,305,218
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,305,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,353,351 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 25 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thomas F. Steyer
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 25,544
	8	SHARED VOTING POWER 29,305,218
	9	SOLE DISPOSITIVE POWER 25,544
	10	SHARED DISPOSITIVE POWER 29,305,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,353,351 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 26 of 41 Pages

13D

CUSIP No. 14055X102

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark C. Wehrly
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a)  [      ]

(b)  [  X  ]**

**           The reporting persons making this filing may be deemed to beneficially own an aggregate of 29,353,351 Shares, which is 13.8% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note and Item 2(a)]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 29,305,218
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 29,305,218
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,353,351 [See Item 2(a)]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% [See Item 2(a)]
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 27 of 41 Pages

This Amendment No. 8 to Schedule 13D amends the Schedule 13D initially filed on August 15, 2003 (collectively, with all amendments thereto, the “Schedule 13D”).

Preliminary Note: Amendment No. 7 to the Schedule 13D reported that the Reporting Persons beneficially owned in aggregate 28,461,453 Shares, which was equivalent to 14.8% of the Shares outstanding. This Amendment No. 8 to the Schedule 13D reports that the Reporting Persons beneficially own in aggregate 29,353,351 Shares, which represents an increase in beneficial ownership from the prior Schedule 13D of 891,898 Shares. Due to additional Share issuances by the Company since the filing of the prior Schedule 13D, however, the 29,353,351 Shares reported herein represent a lower percentage (13.8%) of the Shares currently outstanding. Of the 891,898 additional Shares reported herein, 880,013 Shares were Shares acquired by certain of the Reporting Persons pursuant to their participation in the Company's Dividend Reinvestment and Stock Purchase Plan (the “DRIP Plan”) and 11,885 Shares represent Shares Thomas F. Steyer or Andrew B. Fremder are deemed to beneficially own as a result of their ownership of common stock units they received as Director compensation. See Items 3 and 6 for additional information regarding the common stock units.

Item 2. Identity And Background

Item 2 of the Schedule 13D is amended and restated in its entirety as follows:

(a)           This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Farallon Funds

(i)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Shares held by it;

(ii)	RR Capital Partners, L.P., a Delaware limited partnership (“RR”), with respect to the Shares held by it;

(iii)	Farallon CS Institutional Finance II, L.P., a Delaware limited partnership (“Farallon CS LP”), with respect to the Shares held by it;

(iv)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Shares held by it;

(v)	Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), with respect to the Shares held by it;

(vi)	Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), with respect to the Shares held by it;

Page 28 of 41 Pages

(vii)	Tinicum Partners, L.P., a New York limited partnership (“Tinicum”), with respect to the Shares held by it; and

(viii)	Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership (“FCOI II”), with respect to the Shares held by it.

FCP, RR, Farallon CS LP, FCIP, FCIP II, FCIP III, Tinicum and FCOI II are together referred to herein as the “Farallon Funds.”

The Farallon General Partners

(ix)

Farallon Partners, L.L.C., a Delaware limited liability company which is the general partner of each of the Farallon Funds (the “Farallon General Partner”), with respect to the Shares held by each of the Farallon Funds; and

(x)

Farallon CS Institutional Finance, L.L.C., a Delaware limited liability company which is the general partner of Farallon CS LP (“Farallon CS LLC”), with respect to the Shares held by each of the Farallon CS LP.

FPLLC and Farallon CS LLC are together referred to herein as the “Farallon General Partners.”

The Management Company

(xi)

Farallon Capital Management, L.L.C., a Delaware limited liability company which is a manager of each of a certain account (the “Managed Account”) and Farallon CS LLC (the “Management Company”), with respect to the Shares held by Farallon CS LP and the Managed Account.

The Farallon Individual Reporting Persons

(xii)

The following persons who are, or solely with respect to Chun R. Ding were, managing members of FPLLC and the Management Company, with respect to the Shares held by the Farallon Funds and the Managed Account: Chun R. Ding (“Ding”), William F. Duhamel (“Duhamel”), Richard B. Fried (“Fried”), Monica R. Landry (“Landry”), Douglas M. MacMahon (“MacMahon”), William F. Mellin (“Mellin”), Stephen L. Millham (“Millham”), Jason E. Moment (“Moment”), Ashish H. Pant (“Pant”), Rajiv A. Patel (“Patel”), Derek C. Schrier (“Schrier”), Andrew J.M. Spokes (“Spokes”) and Mark C. Wehrly (“Wehrly”); and

(xiii)

Thomas F. Steyer (“Steyer”), who is a senior managing member of FPLLC and the Management Company, with respect to the Shares held by the Farallon Funds and the Managed Account and with respect to Shares Steyer is deemed to beneficially own through his ownership of (a) options to purchase 18,124 Shares, which options are immediately exercisable, and (b)certain vested common stock units which could, upon the occurrence of Steyer

Page 29 of 41 Pages

no longer serving as a director of the Company, result in the receipt by Steyer of 7,420 Shares. Steyer received the options referenced herein pursuant to the Company's Third Amended andRestated 2000 Equity Incentive Plan dated as of January 25, 2006 (the “Equity Plan”) and the common stock units referenced herein pursuant to the Company’s Amended and Restated Deferred Compensation Plan dated July 31, 2007 (the “Deferred Compensation Plan”) in each case for his service as a member of the Board of Directors of the Company.

Andrew B. Fremder

(xiv)

Andrew B. Fremder (“Fremder”), with respect to the Shares held by the Farallon Funds and the Managed Account and with respect to Shares Fremder is deemed to beneficially own through his ownership of (a) options to purchase 18,124 Shares, which options are immediately exercisable and (b) certain vested common stock units which could, upon the occurrence of Fremder no longer serving as a director of the Company, result in the receipt by Fremder of 4,465 Shares. The Fremder POA (as described in the prior Schedule 13D and pursuant to which Fremder may have been deemed to be a beneficial owner of the Shares held by the Farallon Reporting Persons) was terminated in September 2007. Fremder received the options referenced herein pursuant to the Equity Plan and the common stock units referenced herein pursuant to the Deferred Compensation Plan in each case for his service as a member of the Board of Directors of the Company.

Ding, Duhamel, Fried, Landry, MacMahon, Mellin, Millham, Moment, Pant, Patel, Schrier, Spokes, Steyer and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.” The Farallon Individual Reporting Persons and Fremder are together referred to herein as the “Individual Reporting Persons.”

This Schedule 13D reports that:

(i) Effective as of August 28, 2007, Andrew J. M. Spokes became a managing member of Farallon Partners, L.L.C. and Farallon Capital Management, L.L.C., and as such may be deemed to be a beneficial owner of the securities beneficially owned by such entities as of such date;

(ii) Effective as of September 10, 2007, Chun R. Ding resigned as a managing member of Farallon Partners, L.L.C. and Farallon Capital Management, L.L.C., and as such may no longer be deemed to be a beneficial owner of the securities beneficially owned by such entities as of such date; and

(iii) The Fremder POA was terminated in September 2007. Notwithstanding the revocation of the Fremder POA , if Fremder and the entities and other individuals identified in this Schedule 13D were deemed members of a group holding equity securities of the Issuer, all of

Page 30 of 41 Pages

such entities and persons would be deemed to beneficially own the number and percentage of Shares stated in Row 11 and 13 of each cover page. Fremder and the entities and other individuals filing this Schedule 13D expressly disclaim that they are members of any such group and expressly disclaim beneficial ownership of any Shares which would arise through membership in any such group.

(b)           The address of the principal business office of (i) the Farallon Funds, the Farallon General Partners and the Management Company is One Maritime Plaza, Suite 2100, San Francisco, California 94111 and (ii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

(c)           The principal business of each of the Farallon Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the Farallon General Partners is to act as the general partner of the partnerships to which each is a general partner. The principal business of the Management Company is that of a registered investment adviser. It also serves as manager to Farallon CS LLC. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto

(d)           None of the Farallon Funds, the Farallon General Partners, the Management Company, the Farallon General Partner or any of the Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the Farallon Funds, the Farallon General Partners, the Management Company or any of the Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The citizenship of each of the Farallon Funds, the Farallon General Partners and the Management Company is set forth above.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Page 31 of 41 Pages

Item 3. Source And Amount Of Funds And Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by the following:

Since the filing of the prior Schedule 13D, certain of the Farallon Funds and the Managed Account acquired direct ownership of in aggregate 880,013 Shares (as further detailed below). All of such Shares were acquired pursuant to the Company's Dividend Reinvestment and Stock Purchase Plan (the “DRIP Plan”) and represent the re-investment by such Farallon Funds and the Managed Account of the Company's Q3 2007 $0.60 per Share cash dividend. Other than the reinvestment of such dividend, no consideration was paid by such entities to acquire such Shares. The number of Shares acquired by each of the Farallon Funds and the Managed Account since the filing of the prior Schedule 13D is set forth below:

Entity	DRIP Shares Acquired
FCP	273,710
RR	28,361
Farallon CS LP	519,385
FCIP	12,145
Tinicum	292
FCOI II	10,170
Managed Account	35,950

Steyer and Fremder also report beneficial ownership of in aggregate 11,885 Shares through their ownership of common stock units they received as Director compensation. No consideration was paid by Steyer or Fremder for such common stock units. The common unit stock units were acquired by Steyer and Fremder between April 2004 and September 2007. Although most of such units were reported in the prior Schedule 13D Steyer and Fremder were not previously reported to beneficially own any Shares as a result of their ownership of the common stock units.

Item 5. Interest In Securities Of The Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)	The Farallon Funds

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 212,252,083 Shares outstanding as of November 1, 2007 as reported by the Company in its Quarterly Report on Form 10-Q for the period ended September 30, 2007 filed with the Securities and Exchange Commission on November 9, 2007 plus such additional Shares as each such person is deemed to beneficially own through his ownership or deemed beneficial ownership of certain common stock options and units.

Page 32 of 41 Pages

(c)

Other than the Shares acquired by certain of the Farallon Funds pursuant to the Company's DRIP Plan as listed in Item 3, there have been no purchases or sales of Shares in the last 60 days by the Farallon Funds.

(d)

The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

(b)	The Farallon General Partners

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each of the Farallon General Partners is incorporated herein by reference for each such Farallon General Partner.

(c)	None.

(d)

FPLLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds other than Farallon CS LP as reported herein. Farallon CS LLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Farallon CS LP as reported herein. The Management Company is the manager of Farallon CS LLC and the Managed Account. The Farallon Individual Reporting Persons are managing members of FPLLC and the Management Company.

(e)	Not applicable.

(c)	The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

(c)

Other than the Shares acquired by the Managed Account pursuant to the Company's DRIP Plan as listed in Item 3, there have been no purchases or sales of Shares in the last 60 days by the Managed Account.

(d)

Farallon CS LLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Farallon CS LP as reported herein. The Management Company is the manager of Farallon CS LLC and the Managed Account. The Farallon Individual Reporting Persons are managing members of the Management Company.

Page 33 of 41 Pages

(e)	Not applicable.

(d)	The Individual Reporting Persons

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

(c)	None.

(d)

FPLLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds other than Farallon CS LP as reported herein. Farallon CS LLC has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by Farallon CS LP as reported herein. The Management Company is the manager of Farallon CS LLC and the Managed Account. The Farallon Individual Reporting Persons are managing members of FPLLC and the Management Company.

(e)	As of September 10, 2007, Chun R. Ding may no longer be deemed the beneficial owner of any Shares.

The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds. FPLLC, as general partner to the Farallon Funds other than Farallon CS LP, may be deemed to be the beneficial owner of the Shares owned by the Farallon Funds other than Farallon CS LP. Farallon CS LLC, as general partner to Farallon CS LP, may be deemed to be the beneficial owner of the Shares owned by Farallon CS LP. The Management Company, as manager of Farallon CS LLC and the Managed Account, may be deemed to be the beneficial owner of all such Shares owned by Farallon CS LP and the Managed Account. The Farallon Individual Reporting Persons may each be deemed to be the beneficial owner of all such Shares held by the Farallon Funds and the Managed Account. Each of the Farallon General Partners, the Management Company and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares owned by the Farallon Funds and the Managed Account.

Each of Steyer and Fremder may be deemed to beneficially own certain Shares through his ownership of immediatlely exercisable options and vested common stock units

If Fremder and the entities and other individuals identified in this Schedule 13D were deemed members of a group holding equity securities of the Issuer, all of such entities and persons would be deemed to beneficially own the number and percentage of Shares stated in Row 11 and 13 of each cover page. Each of Fremder and the entities and other individuals filing this Schedule 13D expressly disclaim that they are members of any such group and expressly disclaim beneficial ownership of any Shares which would arise through membership in any such group.

Page 34 of 41 Pages

Item 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

Item 6 of the Schedule 13D is amended and restated in its entirety as follows:

As described in prior amendments to the Schedule 13D and pursuant to the terms of the Company's Equity Plan, Steyer and Fremder, as non-employee directors of the Company, are entitled to receive an annual retainer for being on the board and payment for their participation in board and committee meetings in the form of cash, restricted stock, and/or stock options and/or to elect to defer payment of such fees into the form of common stock units (also known as phantom stock units). They also receive an annual equity grant as non-employee directors.  Steyer and Fremder have each elected to receive a portion of their compensation in stock options and to date Steyer and Fremder have each received options to purchase 18,124 Shares, which options are immediately exercisable, and options to purchase 362 Shares, which options are exercisable in more than 60 days.

In addition, Steyer and Fremder receive a portion of their compensation in the form of common stock units issued under the Company's Deferred Compensation Plan. To date and including the deemed re-investment of dividends pursuant to the Company's Deferred Compensation Plan, (i) Fremder has received 7,923 common stock units, 4,465 of which are vested and 3,458 of which vest at the date of the Company’s next annual shareholder meeting and (ii) Steyer has received 10,878 common stock units, 7,420 of which are vested and 3,458 of which vest at the date of the Company’s next annual shareholder meeting. Although most of such units were reported in the prior Schedule 13D Steyer and Fremder were not previously reported to beneficially own any Shares as a result of their ownership of the vested common stock units. For additional information regarding the terms of the stock options and common stock units owned by Fremder and Steyer, see the Form 4s filed by such persons with respect to the Shares on October 2 , 2007.

Except for these agreements, the DRIP Plan described above and any other information disclosed in the prior Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits

There is filed herewith as Exhibit 2 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended.

Page 35 of 41 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 23, 2007

/s/ Monica R. Landry

FARALLON PARTNERS, L.L.C.,

On its own behalf and

as the General Partner of

FARALLON CAPITAL PARTNERS, L.P.,

RR CAPITAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,

TINICUM PARTNERS, L.P. and

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

By Monica R. Landry,

Managing Member

/s/ Monica R. Landry

FARALLON CAPITAL MANAGEMENT, L.L.C.

on its own behalf and as Manager of

FARALLON CS INSTITUTIONAL FINANCE, L.L.C.,

for itself and as General Partner of

FARALLON CS INSTITUTIONAL FINANCE II, L.P.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

Monica R. Landry, individually and as attorney-in-fact

for each of Chun R. Ding, William F. Duhamel, Andrew B. Fremder, Richard B. Fried, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Derek C. Schrier, Andrew J. M. Spokes, Thomas F. Steyer and Mark C. Wehrly

The Power of Attorney executed by Fremder authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange SEC on August 15, 2003, by such Reporting Person with respect to the Common Stock of the Company, is hereby incorporated by reference. The Power of Attorney executed by each of Duhamel, Fried, MacMahon, Mellin, Millham, Moment, Pant, Patel, Schrier, Steyer and Wehrly authorizing Landry to sign and file this Schedule 13D on his or her behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2007 by such

Page 36 of 41 Pages

Reporting Persons with respect to the Common Stock of Armor Holdings, Inc., is hereby incorporated by reference. The Power of Attorney executed by Spokes authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2007 by such Reporting Person with respect to the Common Stock of Global Gold Corporation, is hereby incorporated by reference.

Page 37 of 41 Pages

-

ANNEX 1

Set forth below with respect to the Management Company and the Farallon General Partner is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each Individual Reporting Person is the following information: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The Management Company

(a)	Farallon Capital Management, L.L.C.
(b)	One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as investment adviser to various managed accounts
(d)	Delaware limited liability company
(e)

Managing Members: Thomas F. Steyer, Senior Managing Member; William F. Duhamel, Alice F. Evarts, Richard B. Fried, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Derek C. Schrier, Andrew J. M. Spokes, Gregory S. Swart and Mark C. Wehrly, Managing Members.

2.	The Farallon General Partner

(a)	Farallon Partners, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.

One Maritime Plaza, Suite 2100

San Francisco, California 94111

(c)	Serves as general partner to investment partnerships
(d)	Delaware limited liability company
(e)

Managing Members: Thomas F. Steyer, Senior Managing Member; William F. Duhamel, Alice F. Evarts, Richard B. Fried, Monica R. Landry, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Derek C. Schrier, Andrew J. M. Spokes, Gregory S. Swart and Mark C. Wehrly, Managing Members.

3.	Individual Reporting Persons

Each of (i) the managing members of the Management Company and the Farallon General Partner other than Gregory S. Swart, Ashish H. Pant and Andrew J. M. Spokes and (ii) Andrew B. Fremder is a citizen of the United States. Gregory S. Swart is a citizen of New Zealand. The business address of each Individual Reporting Persons is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 2100, San Francisco, California 94111. The principal occupation of Thomas F. Steyer is serving as senior managing member of both the Management Company and the Farallon General Partner. The principal occupation of each other managing member of the Management Company and the Farallon

Page 38 of 41 Pages

General Partner is serving as a managing member of both the Management Company and the Farallon General Partner.  The Principal occupation of Andrew B. Fremder is serving as a consultant to the Management Company and the Farallon General Partner and serving as president and member of the board of directors of the East Bay College Fund, a private non-profit corporation.  None of the Individual Reporting Persons have any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

Page 39 of 41 Pages

EXHIBIT INDEX

EXHIBIT 2	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)

Page 40 of 41 Pages

EXHIBIT 2

to

SCHEDULE 13D

JOINT ACQUISITION STATEMENT

PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated: November 23, 2007

/s/ Monica R. Landry

FARALLON PARTNERS, L.L.C.,

On its own behalf and as the General Partner of

FARALLON CAPITAL PARTNERS, L.P.,

RR CAPITAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,

TINICUM PARTNERS, L.P. and

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

FARALLON CAPITAL MANAGEMENT, L.L.C.

on its own behalf and as Manager of

FARALLON CS INSTITUTIONAL FINANCE, L.L.C.,

for itself and as General Partner of

FARALLON CS INSTITUTIONAL FINANCE II, L.P.

By Monica R. Landry, Managing Member

/s/ Monica R. Landry

Monica R. Landry, individually and as attorney-in-fact

for each of Chun R. Ding, William F. Duhamel, Andrew B. Fremder, Richard B. Fried, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Derek C. Schrier, Andrew J. M. Spokes, Thomas F. Steyer and Mark C. Wehrly

Page 41 of 41 Pages